# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of issuer*
Coursalytics, Inc.

*Legal status of issuer*

       **Form**
       C-Corporation

       ***Jurisdiction of Incorporation/Organization***
       Delaware

       ***Date of organization***
       07/21/2015

*Physical address of issuer*
439 Carson Ter. Huntingdon Valley PA 19006, USA

*Website of issuer*
https://coursalytics.com/

*Name of intermediary through which the offering will be conducted*
SI Securities, LLC

*CIK number of intermediary*
0001603038

*SEC file number of intermediary*
008-69440

*CRD number, if applicable, of intermediary*
170937

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering*
7.5% of the amount raised

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

*Type of security offered*
Crowd Note

*Target number of Securities to be offered*
N/A

*Price (or method for determining price)*
Determined in conjunction with a broker-dealer.

*Target offering amount*
$25,000

*Oversubscriptions accepted:*
 Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
 First-come, first-served basis
☐ Other:

*Maximum offering amount (if different from target offering amount)*
$600,000

*Deadline to reach the target offering amount*
July 5, 2019

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
2

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $193,453 | $38,602 |
| **Cash & Cash Equivalents** | $120,848 | $38,602 |
| **Accounts Receivable** | $52,605 | $0 |
| **Short-term Debt** | $179,209 | $19,209 |
| **Long-term Debt** | $271,827 | $148,137 |
| **Revenues/Sales** | $612,122 | $232,378 |
| **Cost of Goods Sold** | $(566,127) | $(199,495) |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $(129,307) | $(53,568) |

The above reflects the consolidated financials of Coursalytics, Inc.


***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

# EXHIBIT A
# OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
# (EXHIBIT A TO FORM C)
# April 25, 2019

## Coursalytics, Inc.



## Up to $600,000 of Crowd Notes

Coursalytics, Inc. ("Coursalytics", the "Company," "we," "us", or "our"), is offering up to $600,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 5, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by July 5, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $600,000 (the "Maximum Amount") on a first come, first served basis. Investors who completed the subscription process by June 28, 2019, will be permitted to increase their investment at any time on or before July 5, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after June 28, 2019. If the Company reaches its Closing Amount prior to July 5, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ**

**materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://investors.coursalytics.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.seedinvest.com/coursalytics.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

### The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Coursalytics, Inc. is a Delaware C-Corporation, formed on 07/21/2015.

The Company is located at 439 Carson Ter. Huntingdon Valley PA 19006, USA.

The Company's website is https://coursalytics.com/.

_____

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/courslytics and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

### The Offering

| | |
|---|---|
| **Minimum amount of Crowd Note being offered** | $25,000 |
| **Maximum amount of Crowd Note** | $600,000 |
| **Purchase price per Security** | Determined in conjunction with a broker-dealer. |
| **Minimum investment amount per investor** | $1,000 |
| **Offering deadline** | July 5, 2019 |
| **Use of proceeds** | See the description of the use of proceeds on page 13 hereof. |
| **Voting Rights** | See the description of the voting rights on pages 11, 14, 17 and 18. |

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

### Risks Related to the Company's Business and Industry

*The development and commercialization of the Company's products and services are highly competitive.* It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The education market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.*** The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

***The Company forecasts project 10x monthly growth by the end of one year.*** If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway until end of the year, they will be ramping up cash burn to promote revenue growth, initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property.*** Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

***The company currently has many developers abroad for its core tech products.*** Its international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance.

*Many individuals today prefer to obtain education online through competitive and substitute offerings outside of the traditional executive education space, such as conference workshops, Massive Open Online Courses, and nano-degrees etc.* We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

*In general, demand for our products and services is highly correlated with general economic conditions.* A substantial portion of our revenue is derived from discretionary spending by corporations, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, the industry may have increased excess capacity as a result. An increase in excess capacity may result in higher advertising costs and lower conversion rates.

*The Company depends on establishing, developing and maintaining relationships with providers of executive education (both university and non-university based).* These relationships may from time to time be terminated because of factors outside of their control, such as a change in leadership, marketing and advertising strategy, and/or university rules and regulations. Failure to establish and maintain a sufficient number of commission-paying relationships can result in lower net revenue for the Company.

*The Company's management holds a below market ownership stake in the Company given its stage.* The two co-founders each own 35% of the business with a substantial portion going to advisors. This will be diluted further with notes converting. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

*The Company's Board does not keep meeting minutes from its board meetings.* Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

*The Company does not have an employment contract in place with the founders, Ilya Breyman and Aleksei Dolinskii.* Employment agreements typically provide protection to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Ilya or Aleksei were to leave Coursalytics, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into

*The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards.* In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even though the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

*The Company has not filed a Form D for its previous offerings.* The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

***The Company is currently not registered as a foreign corporation authorized to do business in Pennsylvania or Virginia.*** The Business Corporation Law provides that a foreign corporation may not do business in Pennsylvania or Virginia until it is authorized to do so by each states' Department of State. The Company currently has mailing addresses in both Pennsylvania and Virginia. SeedInvest has not conducted any analysis to determine whether such registration is required, but failing to properly register may lead to monetary penalization, inability to initiate a lawsuit, and difficulties with licensing. There is no guarantee that the company will register to avoid possible penalization.

***The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement.*** These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

**Risks Related to the Securities**

***The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***We are selling convertible notes that will convert into shares or result in payment in limited circumstances.*** These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $2,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $2,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $2,500,000 valuation cap, so you should not view the $2,500,000 as being an indication of the Company's value.

***We have not assessed the tax implications of using the Crowd Note.*** The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

***The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.*** By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

***You may have limited rights.*** The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

***You will be bound by an investor proxy agreement which limits your voting rights.*** As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

***A majority of the Company is owned by a small number of owners.*** Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 70% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

## BUSINESS

### Description of the Business

Coursalytics is an online marketplace for executive education that makes it easier for corporate learning officers and executives to find, compare, and book thousands of open enrollment programs globally.

We are looking to solve the market inefficiency problem in the executive education space, which can result in wasted time, money, and opportunity costs for corporations, individuals, and education providers. Fifty percent of executives believe that development programs in which they participate are not relevant to their business. Further, even top education providers only sell 50-75% of their seats.  Finding the right program takes time and corporate learning officers may not be able to help executives with that.  Our mission is to make the executive education industry simpler and more transparent.

Our solution is a marketplace that aims to serve as a one-stop shop for corporations and executives to find, compare, and book executive-level programs all in one place. We currently provide a comprehensive and up-to-date search engine for these programs, which we plan to enhance with the addition of past participant reviews  and learning needs analysis tools, to better help executives select programs based on their unique needs. As we grow, we will commission our own courses based on demand analytics.

We started selling in 2017 and finished the year with over $232k in gross revenue. We grew our gross revenue to $612k in 2018. We started collecting independent reviews from past course participants in the Fall of 2018 and have collected over 7,500 reviews, which we believe could be one of the larger databases of unbiased reviews in the executive education industry. We've reached out to dozens of executive education providers and have established relationships (e.g. commission agreements), including one with a leading multi-provider platform of online executive education programs.

### Business Plan

#### *Product*
Our main product is a course booking platform with thousands of short, executive-level courses from top providers worldwide (in-person and online). The platform includes search, comparison, and booking features which allow users to find course based on multiple criteria (dates, distance from locations, topics, and prices etc.). Users can get details

on the courses, including faculty bios, brochures, videos, and similar courses, as well as book these courses on the platform. In the future, as mentioned, we also intend to make user reviews available on the platform.

The platform includes a robust content management system ("CMS") on the backend, which allows for maintaining up-to-date information on courses and faculty, as well as collecting past participant data and reviews. Our CMS allowed us to collect over 7,500 reviews from past participants that we have not published yet, but plan to once we complete the raise. Unlike marketing-crafted copy of course descriptions, those reviews will provide course takers an additional level of information to help them decide on which course to take. Examples* range from complete satisfaction to the deepest levels of disappointment:

1. "It gave me a very good refresher on strategy and a lot of soft skills. The coaching was great and gave me a path to getting promoted to CFO"
2. "As an experienced senior executive I understood 'how and what' of the business, the course helped me understand the 'why'"
3. "It was the worst course I have ever taken...nothing about new organization models...a waste of time"
   *The reviews above have been lightly adapted for improved readability. These reviewers were not compensated in exchange for their testimonials and their testimonials should not be construed as and/or considered investment advice.

*Business Model*

Coursalytics is an open course marketplace with some ancillary revenue streams and opportunities. We charge commission on courses and faculty booked. We collect payments from participants or organizations, retain a commission (10-20%), and remit the remaining portion to providers. We also experiment with charging customers additional fees on top of the commission from education providers for additional value-added services. That increases our margins and allows us to turn a profit on courses even when we do not have an established relationship with a provider. We leverage our data to provide custom analytics to providers. Our mid-term goal is to accumulate enough demand-side data and marketing analytics capabilities to commission and market courses from providers (rather than sell existing inventory) -- this could ideally triple our margins in the future (from 10-15% to 30-45%).

Competitive Advantages

● In-house tool to maintain a comprehensive/accurate database that includes natural language processing and indexing algorithms to tag courses and faculty
● Unique database with hard-to-replicate historic data on programs/faculty
● A large repository of unbiased past participant reviews with demographic data
● Relationships/experience with key stakeholders: business schools, corporate learning executives, etc.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| **Education Company** | **A marketplace for executive-level short open enrollment courses** | **Individuals interested in online executive-level education courses** |

**Competition**

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

**Customer Base**

Our customers are corporations, individuals, and education providers interested in executive education, namely:

● Execs/entrepreneurs looking for a training program to boost their skills / advance their careers. They often look for courses related to specific business skills, new trends and/or technologies, or certificates.
● Execs/Entrepreneurs looking to expand horizons / get some transformative experience. They often choose short leadership programs or comprehensive management programs.
● HR persons assisting others (sometimes within the L&D function).

Some estimates put the U.S. corporate training market size at $70 billion, of which 35% of that is spent on management and leadership training.

**Intellectual Property**
None.

**Litigation**
None.

**USE OF PROCEEDS**
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.17% of the proceeds, or $55,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if Maximum Amount Raised |
|---|---|---|---|
| Sales/Marketing Analytics | 70% | 70% | 70% |
| Tech | 20% | 20% | 20% |
| General Expenses | 10% | 10% | 10% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Ilya Breyman | Founder, CEO (July 21, 2015-present) | Founder, CEO (Jul 21, 2015 - present): general management, finance, operations |
| Aleksei Dolinskii | Founder, Head of University Relations (July 21, 2015- present) | Founder, Head of University Relations (Jul 21, 2015 - present): sales, marketing, analytics, university relations |

*Indemnification*
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*
The Company currently has 2 employees.

## CAPITALIZATION AND OWNERSHIP

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common Units | 10,000,000 | YES | N/A | 100% | N/A |

The Company has the following debt outstanding:

| Type of debt | Name of creditor | Amount outstanding | Interest rate and payment schedule | Amortization schedule | Describe any collateral or security | Maturity date | Other material terms |
|---|---|---|---|---|---|---|---|
| Convertible Note | George Abdushelishvili | $24,000 | 5% pa | N/A | N/A | July 31, 2018 | N/A |
| Convertible Note | LAUNCH Incubator | $100,000 | 8% pa | N/A | N/A | Dec 11, 2019 | N/A |
| Convertible Note | Santerna | $66,700 | 5% pa | N/A | N/A | July 30, 2020 | N/A |
| Convertible Note | Stanislav Shekshnia | $48,000 | 5% pa | N/A | N/A | July 31, 2018 | N/A |

**Ownership**

A majority of the Company is owned by two people, Ilya Breyman and Aleksei Dolinskii.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Ilya Breyman | Common Stock | 35% |
| Aleksei Dolinskii | Common Stock | 35% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

**Operations**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Coursalytics, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is an education and training company that offers corporate training classes.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Foreign Currency comprises of the value of Euros the Company holds. The value is derived from the exchange rate as of the year end. Any realized gains/losses on transactions involving foreign are charged directly to the income statement and unrealized gains/losses are included in Other Accumulated Income in the equity section of the balance sheet.

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

**Liquidity and Capital Resources**
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $36,094.38 in cash on hand as of April 24, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

**Capital Expenditures and Other Obligations**
The Company does not intend to make any material capital expenditures in the future.

**Trends and Uncertainties**
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

**Valuation**
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Convertible Promissory Note | April 29, 2016 | Section 4(a)(2) | Convertible note | $24,000 | Product development / G&A |
| Convertible Promissory Note | May 13, 2016 | Section 4(a)(2) | Convertible note | $48,000 | Product development / G&A |
| Convertible Promissory Note | July 30, 2018 | Section 4(a)(2) | Convertible note | $66,700 | Convertible note repayment / Product Development |
| Convertible Promissory Note | June 11, 2018 | Section 4(a)(2) | Convertible note | $100,000 | Product Development / G&A / Marketing |

## THE OFFERING AND THE SECURITIES

### The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,070,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or

- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $2,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

**Securities Sold Pursuant to Regulation D**
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

**Classes of Securities of the Company**

***Common Stock***

*Dividend Rights*
Yes

*Voting Rights*
Yes

*Right to Receive Liquidation Distributions*
Yes, junior to any issued preferred stock.

*Rights and Preferences*
None

***Preferred Stock***
None

**Dilution**
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Transfer Agent**
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

**Restrictions on Transfer**
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

**Other Material Terms**

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company issued a promissory note in exchange for $24,000 to related party, Capstone Connections LLC. The note bears no interest and has no formal repayment structure or maturity date. This entity is commonly controlled by Alexey Dolinskiy and Ilya Breyman. These individuals are members of the Company's management team.

**Conflicts of Interest**

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

**OTHER INFORMATION**

**Bad Actor Disclosure**

None

**SEEDINVEST INVESTMENT PROCESS**

*Making an Investment in the Company*

**How does investing work?**

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information

3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

| | |
|---|---|
| | Ilya Breyman |
| | (Signature) |
| | Ilya Breyman |
| | (Name) |
| | Founder, CEO |
| | (Title) |

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Ilya Breyman

| |
|---|
| Ilya Breyman |
| (Signature) |
| Ilya Breyman |
| (Name) |
| CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer |
| (Title) |
| 4/25/2019 |
| (Date) |
| Aleksei Dolinskii |
| (Signature) |
| Aleksei Dolinskii |
| (Name) |
| Head of University Relations, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer |
| (Title) |
| 4/25/2019 |
| (Date) |

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
*Financials*

**COURSALYTICS, INC.**

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

April 12, 2019



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Coursalytics, Inc.
Huntingdon Valley, PA

We have reviewed the accompanying financial statements of Coursalytics, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 12, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

**COURSALYTICS, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2018**
_____

**ASSETS**

|  | 2018 | 2017 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 51,777 | $ 38,602 |
| Foreign Currency | 69,071 | - |
| Accounts Receivable | 52,605 | - |
| Pre-Paid Expenses | 20,000 | - |
| TOTAL CURRENT ASSETS | 193,453 | 38,602 |
| TOTAL ASSETS | 193,453 | 38,602 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

|  | 2018 | 2017 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | 179,209 | 19,209 |
| TOTAL CURRENT LIABILITIES | 179,209 | 19,209 |
| **NON-CURRENT LIABILITIES** | | |
| Notes Payable | 247,290 | 123,600 |
| Related Party Loan | 24,537 | 24,537 |
| TOTAL LIABILITIES | 451,035 | 167,346 |
| **SHAREHOLDERS' EQUITY** | | |
| Common Stock (8,000,000 issued and outstanding; 10,000,000 authorized; $.00001 par value) | 80 | - |
| Additional Paid-In-Capital | 3 | - |
| Retained Earnings (Deficit) | (258,134) | (128,744) |
| Accumulated Other Comprehensive Income | | - |
| Foreign Currency Apreciation | 469 | |
| TOTAL SHAREHOLDERS' EQUITY | (257,582) | (128,744) |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 193,453 | $ 38,602 |

**COURSALYTICS, INC.**
**INCOME STATEMENT**
**FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017**
_____

|  | 2018 | 2017 |
|---|---|---|
| **Operating Income** | | |
| Sales, Net | $ 612,122 | $ 232,378 |
| Cost of Goods Sold | (566,127) | (199,495) |
| **Gross Profit** | 45,996 | 32,883 |
| **Operating Expense** | | |
| Salaries & Wages | 95,463 | 63,410 |
| General & Adminstrative | 40,387 | 8,093 |
| Professional & Legal | 24,364 | 10,147 |
| Selling & Marketing | 7,554 | 364 |
| Rent | 1,073 | 4,425 |
| | 168,841 | 86,439 |
| **Net Income from Operations** | (122,846) | (53,555) |
| **Other Income (Expense)** | | |
| Interest Expense | (10,390) | (3,600) |
| Other Income | 3,947 | 3,587 |
| Realized Currency Losses | (19) | - |
| **Net Income** | (129,307) | (53,568) |
| **Other Comprehensive Income** | | |
| Unrealized Gain- Foreign Currency Appreciation | 469 | - |
| **Comprehensive Income** | $ (128,838) | $ (53,568) |

**COURSALYTICS, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017**
_____

|  | 2018 | 2017 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ (129,307) | $ (53,568) |
| Change in Accounts Receivable | (52,605) | - |
| Change in Pre-Paid Expenses | (20,000) | - |
| Change in Accounts Payable | 160,000 | 19,209 |
| **Net Cash Flows From Operating Activities** | (41,912) | (34,359) |
| **Cash Flows From Financing Activities** | | |
| Change in Notes Payable | 123,690 | 24,537 |
| **Net Cash Flows From Investing Activities** | 123,690 | 24,537 |
| **Cash at Beginning of Period** | 35,002 | 44,824 |
| **Net Increase (Decrease) In Cash** | 81,776 | (9,823) |
| **Cash at End of Period** | $ 116,778 | $ 35,002 |

**COURSALYTICS, INC.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017**
_____

|  | **2018** | **2017** |
|---|---|---|
| Beginning Balance | (128,744) | (120,000) |
| Issuance of Common Stock | 80 | - |
| Change in Additional Paid-In-Capital | 3 | - |
| Retained Earnings Adjustment | (83) | 44,824 |
| Accumulated Other Comprehensive Income | 470 | |
| Net Income | (129,307) | (53,568) |
| Ending Balance | (257,581) | (128,744) |

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Coursalytics, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is an education and training company that offers corporate training classes.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, collectability of accounts receivable.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Foreign Currency

Foreign Currency comprises of the value of Euros the Company holds. The value is derived from the exchange rate as of the year end. Any realized gains/losses on transactions involving foreign are charged directly to the income statement and unrealized gains/losses are included in Other Accumulated Income in the equity section of the balance sheet.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The Company currently has 300,000 stock options outstanding.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2016, 2017, and 2018, will remain subject to review by the Internal Revenue Service for three years from the date filed or original due date, whichever is later.

The Company is subject to franchise and income tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2016, 2017, and 2018 will remain subject to review by that State for three years from the date filed or original due date, whichever is later.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures. The adoption of this pronouncement had no material impact on the financial statements.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of this pronouncement had no material impact on the financial statements.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of this pronouncement had no material impact on the financial statements.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of this pronouncement had no material impact on the financial statements.

NOTE C- DEBT

In 2016, the Company issued a series of convertible notes payable in exchange for $72,000. The note accrues interest at the rate of 5% per annum and will mature in 2018. The note will automatically convert to equity under certain pre-defined Qualified Financing events and in the event of Change of Control.  The shares will be issued with a 20% discount upon conversion. The Company and note holders have an informal agreement to pay the notes at a to-be-determined date.

In 2018, the Company issued a convertible note payable in exchange for $66,700. The note accrues interest at the rate of 5% per annum and will mature in 2020. The note will automatically convert to equity under certain pre-defined Qualified Financing events and in the event of Change of Control.  The shares will be issued with a 20% discount upon conversion.

In 2018, the Company issued a convertible note payable in exchange for $100,000. The note accrues interest at the rate of 8% per annum and will mature December 11, 2019.  The note will automatically convert to equity under certain pre-defined Qualified Financing events. The note may be converted at the option of the holder in the event of a Non-Qualified Financing event, Maturity, or Change of Control. The shares will be issued with a 20% discount upon conversion.

The Company issued a promissory note in exchange for $24,000 to related party, Capstone Connections LLC. The note bears no interest and has no formal repayment structure or maturity date. This entity is commonly controlled by Alexey Dolinskiy and Ilya Breyman. These individuals are members of the Company's management team.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

*Level 1* - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
*Level 2* - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
*Level 3* - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

*Market approach* - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

*Income approach* - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

*Cost approach* - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 12, 2019, the date that the financial statements were available to be issued.

**EXHIBIT C**
*PDF of SI Website*


COURSALYTICS
This presentation contains offering materials prepared solely by Coursalytics Inc. without the
and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking
relating to, among other things, the company, its business plan and strategy, and its industry.
management's current views with respect to future events based information currently available
and uncertainties that could cause the company's actual results to differ materially. Investors
undue reliance on these forward-looking statements as they are meant for illustrative purposes
guarantees of future results, levels of activity, performance, or achievements, all of which
person nor any other person or entity assumes responsibility for the accuracy and
statements, and is under no duty to update any such statements to conform them to

‹ ›

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# Invest in Coursalytics

Global marketplace for executive education

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| $1,000 | $2,500,000 | Crowd Note |
|---|---|---|
| Minimum | Valuation cap | Security Type |

INVEST

**Purchased securities are not currently tradeable.** Expect to hold your investment until the company lists on a national exchange or is acquired.

Coursalytics is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Coursalytics without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

## Company Highlights

- Inventory of over 9,000 unique courses from over 400 providers
- Over 7,500 reviews collected for Executive Education classes to date
- Company earned more than $230K in 2017 and more than $610K in 2018, representing 150%+ increase in gross sales (unaudited)
- Became a LAUNCH portfolio company after graduating from Jason Calacanis' LAUNCH Accelerator in 2018.
- Founders are experienced in online education, people analytics, and education technology

## Fundraise Highlights

- Total Round Size: US $600,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $2,500,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

Coursalytics is an online marketplace for executive education that makes it easier for corporate learning officers and executives to find, compare, and book thousands of open enrollment programs globally.

We are looking to solve the market inefficiency problem in the executive education space, which can result in wasted time, money, and opportunity costs for corporations, individuals, and education providers. Fifty percent of executives believe that development programs in which they participate are not relevant to their business. Further, even top education providers only sell 50-75% of their seats. Finding the right program takes time and corporate learning officers may not be able to help executives with that. Our mission is to make the executive education industry simpler and more transparent.

Our solution is a marketplace that aims to serve as a one-stop shop for corporations and executives to find, compare, and book executive-level programs all in one place. We currently provide a comprehensive and up-to-date search engine for these programs, which we plan to enhance with the addition of past participant reviews and learning needs analysis tools, to better help executives select programs based on their unique needs. As we grow, we will commission our own courses based on demand analytics.

We started selling in 2017 and finished the year with over $232k in gross revenue. We grew our gross revenue to $612k in 2018. We started collecting independent reviews from past course participants in the Fall of 2018 and have collected over 7,500 reviews, which we believe could be one of the larger databases of unbiased reviews in the executive education industry. We've reached out to dozens of executive education providers and have established relationships (e.g. commission agreements), including one with a leading multi-provider platform of online executive education programs.

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# Product & Service

### Product

Our main product is a course booking platform with thousands of short, executive-level courses from top providers worldwide (in-person and online). The platform includes search, comparison, and booking features which allow users to find course based on multiple criteria (dates, distance from locations, topics, and prices etc.). Users can get details on the courses, including faculty bios, brochures, videos, and similar courses, as well as book these courses on the platform. In the future, as mentioned, we also intend to make user reviews available on the platform.

The platform includes a robust content management system ("CMS") on the backend, which allows for maintaining up-to-date information on courses and faculty, as well as collecting past participant data and reviews. Our CMS allowed us to collect over 7,500 reviews from past participants that we have not published yet, but plan to once we complete the raise. Unlike marketing-crafted copy of course descriptions, those reviews will provide course takers an additional level of information to help them decide on which course to take. Examples* range from complete satisfaction to the deepest levels of disappointment:

1. "It gave me a very good refresher on strategy and a lot of soft skills. The coaching was great and gave me a path to getting promoted to CFO"
2. "As an experienced senior executive I understood 'how and what' of the business, the course helped me understand the 'why'"
3. "It was the worst course I have ever taken...nothing about new organization models...a waste of time"

*The reviews above have been lightly adapted for improved readability. These reviewers were not compensated in exchange for their testimonials and their testimonials should not be construed as and/or considered investment advice.

### Business Model

Coursalytics is an open course marketplace with some ancillary revenue streams and opportunities. We charge commission on courses and faculty booked. We collect payments from participants or organizations, retain a commission (10-20%), and remit the remaining portion to providers. We also experiment with charging customers additional fees on top of the commission from education providers for additional value-added services. That increases our margins and allows us to turn a profit on courses even when we do not have an established relationship with a provider. We leverage our data to provide custom analytics to providers. Our mid-term goal is to accumulate enough demand-side data and marketing analytics capabilities to commission and market courses from providers (rather than sell existing inventory) -- this could ideally triple our margins in the future (from 10-15% to 30-45%).

### Competitive Advantages

- In-house tool to maintain a comprehensive/accurate database that includes natural language processing and indexing algorithms to tag courses and faculty
- Unique database with hard-to-replicate historic data on programs/faculty
- A large repository of unbiased past participant reviews with demographic data
- Relationships/experience with key stakeholders: business schools, corporate learning executives, etc.

## Gallery





  

@LAUNCH | LAUNCH.co
COURSALYTICS

**Coursalytics presenting at Launch Scale.**

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Media Mentions

Team Story

Coursalytics was founded by Alex Dolinskiy and Ilya Breyman. We started working together on various research, HR consulting, and education projects in 2009. In 2015, we designed a large-scale executive education program and launch a MOOC (massive open online course) on Coursera. When analyzing various existing courses for executives, we saw how inconvenient, fragmented, and not transparent this market could be. We learned firsthand that MOOCs, although easy to find and access, often do not provide the same level of engagement and learning quality as executive training does. That was when we decided to launch an unbiased booking platform that would allow customers to identify, compare, and book various lifelong-learning options for senior managers, executives, and entrepreneurs.

Founders and Officers



**Alex Dolinskiy**
COFOUNDER AND HEAD OF SALES / ANALYTICS

Alex is the Head of Sales and University Relations of Coursalytics. Alex has studied, conducted academic research, and worked at seven different universities in the U.S. and Europe.



**Ilya Breyman**
COFOUNDER AND CEO

Ilya is the CEO of Coursalytics. Prior to starting Coursalytics, Ilya was a partner at Capstone Connections where he consulted on public and corporate diplomacy, regulatory affairs, and emerging markets. He also founded one of the first corporate VCs that focused on HRTech and EdTech. Ilya has a Masters in Education Entrepreneurship from the University of Pennsylvania.

Notable Advisors & Investors

**Launch Accelerator / Jason Calacanis**

**David Sanghera**

**Rich Kochman**

**Serguei Netessine**

Ruben Vardanyan

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FAQs

✉ SeedInvest

## Q&A with the Founder

**Q:** **Please detail how you view and service each side of your marketplace.**

Coursalytics:

Coursalytics aims to help executive education providers sell unused seats in their classes (both online and in-person). Customers benefit from seamless and comprehensive course selection and application process with Coursalytics serving both as an unbiased advisor with unique information at hand and a booking agent. Corporate customers benefit additionally from having a one-stop-shop eliminating procurement hurdles.

**Q:** **Who do you view as your closest competitors and what key factors do you think differentiates Coursalytics?**

Coursalytics:

Executive education aggregators, e.g. Economist ExecEd platform

- Differentiators: Economist is ad-driven, which means its revenues may be limited to advertising budgets and not total executive education spend; its lead generation business model does not serve corporate and individual clients as well by feeding them advertised courses vs. what they really need; no reviews

General interest course marketplaces and local/regional course marketplaces, e.g. CourseHorse and FindCourses

- Differentiators: executive education is a global/regional play and very different in structure, marketing, and decision-making process from general interest and mass-market training courses. We believe hyperlocal and regional marketplaces cannot operate a comprehensive global database of executive education programs as well.

Online platforms (MOOCs and Online delivery platforms)

- MOOCs (including EdX, Coursera, Lynda etc.), even though they make forays into corporate learning, cannot really substitute for executive education, which by definition is much more high-touch than MOOCs can provide. From our research, they often serve as precursors to online and in-person executive education.

- Online delivery platforms (GetSmarter, ExecOnline, Emeritus, Bisk) help executive education providers turn their face-to-face programs into online offering, but almost 90% of executive education revenues still come from face-to-face or blended programs. For us, these organizations are providers supplying content and thus are complementary.

**Q:** **Please outline your customer acquisition strategy.**

Coursalytics:

We need to ensure that customers are a) aware of our service b) trust us and c) have a buying intent. We use various marketing outreach efforts to make sure of (a) and (b) and then we use email marketing, content marketing, and social media retargeting to stay top-of-mind for marketing qualified leads when they have buying intent. Right now, direct sales, content marketing, and SEO are our main customer acquisition channels. Our strategy is to boost growth by investing in further SEO, search engine marketing, and social media marketing.

**Q:** **Why go through you and not through the universities directly?**

Coursalytics:

- When the corporation pays for these programs, it is easier for them to have a one-stop-shop for payment, rather than having multiple universities for multiple amounts.

- When you go directly to the university, you don't get the benefit of unbiased advice. Even if they are honest about your learning needs, they are unlikely to recommend competitors' programs. People trust our advice because they have all the courses, not just 1-2 course per topic. We are able to recommend the right courses, rather than just courses.

- If you go to the university, you have to apply to executive education. This could take a large amount of time.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

## Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

**Fundraising Description**

| | |
|---|---|
| Round type: | Seed |
| Round size: | US $600,000 |
| Minimum investment: | US $1,000 |
| Target Minimum: | US $300,000 |

**Key Terms**

| | |
|---|---|
| Security Type: | Crowd Note |
| Conversion discount: | 20.0% |
| Valuation Cap: | US $2,500,000 |

| | |
|---|---|
| Interest rate: | 5.0% |
| Note term: | 24 months |

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## Additional Terms

| | |
|---|---|
| Closing conditions: | While Coursalytics Inc. has set an overall target minimum of US $300,000 for the round, Coursalytics Inc. must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Coursalytics Inc.'s Form C. |
| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |

## Use of Proceeds

If Minimum Amount Is Raised


General Expenses
Tech
Sales/Marketing Analytics

If Maximum Amount Is Raised


General Expenses
Tech
Sales/Marketing/Analytics

## Investor Perks

**$5,000 - $9,999 investment (or $2,500 - $9,999 before May 24, 2019):**

- Five coaching sessions (max 2 per year) with one of the founders to discuss career and personal development

**$10,000 - $24,999 investment:**

- Five coaching sessions (max 2 per year) with one of the founders to discuss career and personal development
- Early access and early bird pricing to book courses, which may be exclusively marketed/sold by Coursalytics

**$25,000 - $49,999 investment:**

- Five coaching sessions (max 2 per year) with one of the founders to discuss career and personal development
- Early access and early bird pricing to book courses, which may be exclusively marketed/sold by Coursalytics
- Quarterly call with CEO to discuss company traction

**$50,000 - $99,999 investment:**

- Five coaching sessions (max 2 per year) with one of the founders to discuss career and personal development
- Early access and early bird pricing to book courses, which may be exclusively marketed/sold by Coursalytics
- Quarterly call with CEO to discuss company traction
- Complimentary selection and vetting of expert speakers for your company's corporate education events

**$100,000+ investment:**

- Five coaching sessions (max 2 per year) with one of the founders to discuss career and personal development
- Early access and early bird pricing to book courses, which may be exclusively marketed/sold by Coursalytics
- Quarterly call with CEO to discuss company traction
- Complimentary selection and vetting of expert speakers for your company's corporate education events
- Board observer seat

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## Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Coursalytics's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

---

### Other

| | |
|---|---|
| Round Size | US $120,000 |
| Closed Date | Apr 29, 2016 |
| Security Type | Convertible Note |
| Valuation Cap | US $3,000,000 |

---

### Other

| | |
|---|---|
| Round Size | US $100,000 |
| Closed Date | Jun 8, 2018 |
| Security Type | Convertible Note |
| Valuation Cap | US $1,666,667 |

---

### Other

| | |
|---|---|
| Round Size | US $66,700 |
| Closed Date | Jul 30, 2018 |
| Security Type | Convertible Note |
| Valuation Cap | US $4,168,750 |

---

## Market Landscape

**Market Size**

Although we don't believe there is a single authoritative estimate of the open enrollment of the executive education market size, several calculation techniques lead us to similar results.

For example, our database currently includes 9,000+ courses from 400+ providers, with an average course offering of twice per year. And, with an average price of $4,000 per course and average class size of 50, that gives us a current total potential inventory size of about $3.6 billion for all seats in classes available in a year.

And our calculation above does not include:

- thousands of smaller or specialized (law, accounting, non-English language etc.) providers

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- online executive education programs offered through platforms like Emeritus, ExecOnline, GetSmarter, Bisk, eCornell etc., which have a seemingly unlimited inventory
- custom corporate programs, which are offered by thousands of university and non-university providers globally, as well as individual faculty
- common substitutes for executive education such as conference workshops, TED and Milken Conference style events, and the life coaching / self-improvement industry

Some estimates put the U.S. corporate training market size at $70 billion, of which 35% of that is spent on management and leadership training.

**Coursalytics has identified the following key target audiences:**

- Execs/entrepreneurs looking for a training program to boost their skills / advance their careers. They often look for courses related to specific business skills, new trends and/or technologies, or certificates.
- Execs/Entrepreneurs looking to expand horizons / get some transformative experience. They often choose short leadership programs or comprehensive management programs.
- HR persons assisting others (sometimes within the L&D function).

## Risks and Disclosures

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The education market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.*** The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

***Further, failure to renew client contracts on favorable terms could have an adverse effect on their business.*** The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

***The Company forecasts project 10x monthly growth by the end of one year.*** If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway until end of the year, they will be ramping up cash burn to promote revenue growth, initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property.*** Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

***The company currently has many developers abroad for its core tech products.*** Its international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance.

***Many individuals today prefer to obtain education online through competitors such as Coursera or 2U providers.*** We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

***In general, demand for our products and services is highly correlated with general economic conditions.*** A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***The Company's management holds a below market ownership stake in the Company given its stage.*** The two co-founders each own 35% of the business with a substantial portion going to advisors. This will be diluted further with notes converting. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

***The Company's Board does not keep meeting minutes from its board meetings.*** Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

***The Company does not have employment contracts in place with the founders, Ilya Breyman and Aleksei Dolinskii.*** Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Ilya or Aleksei were to leave Coursalytics, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into

***The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards.*** In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even though the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

***The Company has not filed a Form D for its previous offerings.*** The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

***The Company is currently not registered as a foreign corporation authorized to do business in Pennsylvania or Virginia.*** The Business Corporation Law provides that a foreign corporation may not do business in Pennsylvania or Virginia until it is authorized to do so by each states' Department of State. The Company currently has mailing addresses in both Pennsylvania and Virginia. SeedInvest has not conducted any analysis to determine whether such registration is required, but failing to properly register may lead to monetary penalization, inability to initiate a lawsuit, and difficulties with licensing. There is no guarantee that the company will register to avoid possible penalization.

***The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement.*** These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.


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General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

**Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors").** SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

## Data Room

| NAME | TYPE |
|---|---|
| Pitch Deck and Overview (1 file) | Folder |
| Product or Service (3 files) | Folder |

## Join the Conversation

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## Frequently Asked Questions

### About Side by Side Offerings

**What is Side by Side?**
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

**What is a Form C?**
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

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**What is Rule 506(c) under Regulation D?**
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

## Making an Investment in Coursalytics

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Coursalytics. Once Coursalytics accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Coursalytics in exchange for your securities. At that point, you will be a proud owner in Coursalytics.

**What will I need to complete my investment?**
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Coursalytics has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

## After My Investment

**What is my ongoing relationship with the Issuer?**
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How can I sell my securities in the future?**
Currently there is no market or liquidity for these securities. Right now Coursalytics does not plan to list these securities on a national exchange or another secondary market. At some point Coursalytics may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Coursalytics either lists their securities on an exchange, is acquired, or goes bankrupt.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

## Other General Questions

**What is this page about?**
This is Coursalytics's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Coursalytics's Form C. The Form C includes important details about Coursalytics's fundraise that you should review before investing.

**How can I (or the company) cancel my investment under Regulation CF?**
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

**What if I change my mind about investing?**
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

PROFILE MENU

**EXHIBIT D**
*Investor Deck*

COURSALYTICS

This presentation contains offering materials prepared solely by Coursalytics Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

# The Executive Education Industry

- Short 3-9 day courses

- Mostly face-to-face

- Not MOOCs (Massive Open Online Courses) and not MBA/EMBA

- $500 to 3000 per day





COURSALYTICS

# The Problem:

Executives find it difficult to discover and book relevant courses


How do I choose
for them?!
I need a course
on strategic growth
What about business
model innovation?
Want to learn about
change management…

EVP CMO CEO Chief Learning Officer

COURSALYTICS

# The Opportunity:

500K
executives looking
for courses globally

20K
courses

$4000
Average course fee

COURSALYTICS

These slide reflects management’s projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.



For example, this is a leadership course taught by a top-10 global strategy thinker at Columbia

Can you spot 19 unsold seats?

With each of these seats going for $9850...



...that's $187,000 left on the table



*Top-tier schools*



*Other schools*

**25-50% of seats in open enrollment programs
at top-tier schools and up to
65% at all other schools are <span style="color:red">unsold</span>.**

# Our Main Product: Course Search and Booking



COURSALYTICS
Boost your Leadership Skills
Popular courses

1 Search



2 Compare





Courses comparison
STRATEGIC PLANNING AND LEADING CHANGE
LEADING STRATEGIC GROWTH AND CHANGE
LEADING CHANGE AND ORGANIZATIONAL RENEWAL
LEADING ORGANIZATIONAL CHANGE

Course reviews

3 Check Reviews



4 Book



COURSALYTICS
Leading Strategic Growth and Change
Next dates
Categories

COURSALYTICS

This figure represents some future offerings, namely the course reviews feature, and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

# Our Marketplace Business Model



**We collect and remit to providers**



**10-15% Commission**



**Risk-free for providers**

COURSALYTICS



# Traction (Gross Sales by Quarter)

## 2017: $232K
## **2018: $612K**

Revenue

# So what's the big picture?

# We Are Leveraging Data Analytics

- With **7500+ participant reviews** (currently private, but soon to be released), we are already able to recommend courses that would be a better fit for learners

- As we accumulate them, we believe we will be able to acquire and convert leads even more effectively by predicting and responding to market trends

- We're aiming to reach **20K reviews and participant profiles,** at which point we believe we would have better data than all providers combined

COURSALYTICS

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

# Our Data Unlocks 2 Additional Revenue Streams

✓ Faculty Booking – double margins, same data

- When we know about specific courses (who teaches them, how they are rated etc.), we can help corporations book faculty for their in-house programs.

✓ Analytics for Providers – customer-funded R&D

- We use our supply / demand data to help providers decide on future programs and do competitive research etc.

**COURSALYTICS**



**With Customer Analytics and Provider Relationships and...**

**...Supply and Demand Side Data**

**...We hope to commission our own courses from top providers and triple our margins**

# Schools are Supply-Driven

## Open Program Economics
(50 seats)

| | |
|---|---|
| **$8K x 13 = $104K** | **BREAKEVEN** |
| **$8K x 25 = $200K** | **PROFITABLE** |
| **~~$8K x 50 = $400K~~** | **ALMOST NEVER HAPPENS** |

## Custom Program Economics
(50 seats)

**$250K - flat fee, single buyer**

These statements reflect management's projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

# We are Demand-Driven

## $250K
### Cost of 5-Day Program

| EARLY ACTION | REGULAR DECISION | LATE ADMISSION | PREMIUM |
|:---:|:---:|:---:|:---:|
| **$5,999** | **$6,999** | **$7,999** | **$9,999** |
| 10 seats | 10 seats | 20 seats | 10 seats |

## 50 seats sold with dynamic pricing

## $350K

# Founders



## Alex Dolinskiy, PhD

Founder, Head of Sales
and University Relations

- Managed multi-million-dollar exec. ed. programs
- Developed and teaches a course on People Analytics on Coursera
- Has experience from 7 different universities from the US and Europe



## Ilya Breyman

Founder, CEO
Strategy and Operations

- Co-founded corporate VC focused on HR Tech
- 10 years in HR consulting with BD experience in Europe and Asia
- Masters in Education Entrepreneurship from UPenn












**COURSALYTICS**

# Advisors



**Serguei Netessine**

Strategy











Wharton University of Pennsylvania
INSEAD The Business School for the World
University of Rochester
The Risk-Driven Business Model

**Rich Kochman**

Analytics and Marketing









General Assembly
Noodle
2U

**Ruben Vardanyan**

Vision & Strategy











IFC International Finance Corporation World Bank Group
FDC Para ser relevante.
Skolkovo Moscow School of Management
KAMAZ
Troika Dialog

**Stanislav Shekshnia**

Organizational Development













INSEAD The Business School for the World
VimpelCom
D'Amore-McKim School of Business Northeastern University
NLMK
OTIS

**George Abdushelishvili**

Business Development











INSEAD The Business School for the World
European University at Saint-Petersburg
Emory Goizueta Business School
Ward Howell International

**Greg Marchi**

Business Development











Duke Corporate Education
Duke The Fuqua School of Business
Leo Burnett
CKGSB
Kelley School of Business Indiana University

COURSALYTICS

COURSALYTICS